                                                                    Exhibit D-4

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                                     BEFORE
                    THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Application of FirstEnergy     )
Corp. On Behalf of Ohio Edison Company,             )
The Cleveland Electric Illuminating Company         )
and The Toledo Edison Company for Authority         )
to Continue and Modify Certain Regulatory           )
Accounting Practices and Procedures, to Transfer    )  Case No. 96-1211-EL-UNC
Jurisdictional Assets, to Establish Fuel            )           -------
Efficiency Procedures, to Freeze and Reduce         )
Electric Rates and to File and Implement Tariffs    )
Not for an Increase in Rates, All In Connection     )
with and Subject to the Merger of Ohio Edison       )
Company and Centerior Energy Corporation            )



                                  APPLICATION
                                  -----------
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                                        Attorney for Applicant
                                        Leila L. Vespoli
                                        Senior Attorney
                                        Ohio Edison Company
                                        76 South Main Street
                                        Akron, OH 44308
                                        (330) 384-5800
                                        Fax: (330) 384-3875

                               TABLE OF CONTENTS
                               -----------------

                                                                    Page No.
                                                                    --------
The Merger ...........................................................2

Introduction to the Rate Plan ........................................5

A.  CONDITION ........................................................7

B.  ALLOCATION BETWEEN CEI AND TE ....................................8

C.  RATE AND TARIFF ISSUES ...........................................8
    1. Base Rate Issues ..............................................8
    2. Transition Rate Credit Program ...............................10
       a.      Economic Development Rates ...........................10
       b.      Customer Charges - Residential Service ...............11
       c.      Commercial Tariff Changes ............................12
    3. Earnings Cap .................................................12
    4. Rates Effective January 1, 2006 ..............................13
    5. Percentage of Income Payment Plan ............................14

D.  ELECTRIC FUEL CHARGE FREEZE .....................................14

E.  REGULATORY AND ACCOUNTING ISSUES ................................17
    1. Accounting Modifications .....................................17
    2. Demand Side Management ("DSM") ...............................19
    3. Other Accounting Issues ......................................20
    4. Other Regulatory Issues ......................................20

F.  DISPOSITION OF ASSETS AND RELATED MATTERS .......................22
    1. Assets .......................................................22
    2. Purchase Power Agreements ....................................24

G.  OTHER COMMITMENTS ...............................................24

H.  OTHER REPRESENTATIONS AND CONDITIONS ............................26

Merger-Related Matters ..............................................28

Conclusion ..........................................................30

                                     BEFORE
                    THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Application of FirstEnergy        )
Corp. On Behalf of Ohio Edison Company,                )
The Cleveland Electric Illuminating Company            )
and The Toledo Edison Company for Authority            )
to Continue and Modify Certain Regulatory              )
Accounting Practices and Procedures, to Transfer       )  Case No. ______-EL-UNC
Jurisdictional Assets, to Establish Fuel               )
Efficiency Procedures, to Freeze and Reduce            )
Electric Rates and to File and Implement Tariffs       )
Not for an Increase in Rates, All In Connection        )
with and Subject to the Merger of Ohio Edison          )
Company and Centerior Energy Corporation               )


                                  APPLICATION
                                  -----------


          FirstEnergy Corp. (hereinafter "FirstEnergy"), an Ohio corporation, is proposed to be, pursuant to the Agreement and Plan of Merger, dated September 13, 1996, as more fully described below, the holding company of Ohio Edison Company (hereinafter "OE" or "Ohio Edison"), The Cleveland Electric Illuminating Company (hereinafter "CEI") and The Toledo Edison Company (hereinafter "TE"), with OE, CEI and TE each being an electric light company and a public utility pursuant to Sections 4905.02-.03 ORC (hereinafter CEI and TE are collectively referred to as the "Companies", and individually depending on the context as the "Company"). By this Application FirstEnergy, on behalf of the Companies, requests regulatory authority to implement a comprehensive strategic plan designed to enhance economic development within the service areas of the Companies, and provide stable, long-term competitive pricing of energy services for each Company's customers. Along with this Application, FirstEnergy will file a Stipulation and Recommendation entered into by and among itself, the Companies, OE, the Ohio Consumers' Counsel ("OCC"), and the City of Toledo. Such Stipulation and Recommendation reflects the agreements of the parties respecting the matters set forth in this Application and other agreements explicitly set forth therein.



                                   The Merger
                                   ----------

        On September 13, 1996, Ohio Edison, an Ohio corporation, and Centerior Energy Corporation, an Ohio corporation, (hereinafter "Centerior"), entered into an Agreement and Plan of Merger, dated as of September 13, 1996 (hereinafter the "Merger Agreement").

        Pursuant to the Merger Agreement, Ohio Edison and Centerior formed FirstEnergy, a holding company, which, in turn, will form two wholly-owned subsidiaries. Pursuant to the Merger Agreement, one of such subsidiaries will merge with and into Ohio Edison, with Ohio Edison continuing as the surviving corporation, and the other will merge with and into Centerior, with Centerior continuing as the surviving corporation. In connection with such mergers, each issued and outstanding share of common stock of Ohio Edison and each issued and outstanding share of common stock of Centerior will be converted into the right to receive common stock, par value $0.10 per share, of FirstEnergy. Immediately after the Centerior merger described above, Centerior will merge with and into FirstEnergy, with FirstEnergy continuing as the surviving corporation. The mergers described above are collectively referred to as the "Merger".

        Following the Merger, FirstEnergy will be a holding company which will directly hold all of the issued and outstanding common stock of OE, CEI and TE. FirstEnergy believes that, after consummation of the Merger, it will be entitled to an exemption from registration under the Public Utility Holding Company Act of 1935, pursuant to Section 3(a)(1) of the Act.

        As a result of the Merger, the respective common stock shareholders of Ohio Edison and Centerior will own all of the outstanding shares of FirstEnergy. All other classes of capital stock and all bonds and other obligations of Ohio Edison and its subsidiaries and of the subsidiaries of Centerior will be unaffected by the Merger and will remain outstanding.

        Under the Merger Agreement, each outstanding share of Ohio Edison common stock will be converted into a right to receive one share of FirstEnergy common stock, and each outstanding share of Centerior common stock will be converted into a right to receive 0.525 shares of FirstEnergy common stock. As of October 31, 1996, there were approximately 152.6 million shares of Ohio Edison common stock outstanding and approximately 148.0 million shares of Centerior common stock outstanding. Based upon such capitalization, the Merger will result in the common stock shareholders of Ohio Edison holding approximately 66.25% of the common stock equity of FirstEnergy and the common stock shareholders of Centerior holding approximately 33.75% of the common stock equity of FirstEnergy.

        The Merger has been approved by the respective Boards of Directors of Ohio Edison and Centerior and is expected to close promptly after all of the conditions for consummation of the Merger are fulfilled or waived, including the receipt of certain regulatory approvals which include the receipt of an acceptable regulatory plan for CEI and TE from the Public Utilities Commission of Ohio (the "Commission" or the "PUCO").

        At the Effective Time of the Merger as defined in the Merger Agreement, FirstEnergy's Board of Directors will be designated by the Ohio Edison Board of Directors.

Mr. Willard R. Holland, who currently serves as Chairman of the Board and CEO of Ohio Edison, will serve as Chairman of the Board, President and CEO of FirstEnergy. Mr. Robert J. Farling, who currently serves as Chairman, President and CEO of Centerior, will serve as Vice Chairman. All other officers of FirstEnergy and directors and officers of FirstEnergy's subsidiaries will be designated by FirstEnergy's Board of Directors.

        The Merger Agreement, the joint press release issued in connection therewith and the Current Report on Form 8-K filed by Ohio Edison are attached hereto as Exhibits 1, 2 and 3, respectively.

        As a result of the Merger, FirstEnergy will become the nation's 11th largest investor-owned electric system based on total electricity (kWh) sales. With annual state and local tax payments of more than $500 million and approximately 10,000 employees, FirstEnergy will be Ohio's largest taxpayer and one of the State's largest employers. FirstEnergy's headquarters will be located in Akron, Ohio.

        Serving 2.1 million customers within 13,200 square miles of northern and central Ohio and western Pennsylvania, FirstEnergy will be a larger enterprise with greater resources to provide customers better electric service at lower prices than would be possible without the Merger. Other key benefits of the Merger include, (i) strategic advantages, such as with complete or majority ownership and operational control of seven CAPCO generating units and a majority ownership of the other two, FirstEnergy will be able to maximize the operating efficiency of the generating assets, (ii) enhanced economic development assistance to communities through the combination of contiguous service areas and focused development efforts on a wider region that includes rural settings and mid- to large-sized cities, and (iii) savings in operating costs arising from the synergies created by the Merger which could not otherwise be obtained.

        FirstEnergy, the Companies, and OE seek expeditious treatment of this Application. For obvious reasons, it is imperative that the Companies begin as soon as possible to address the cost reduction requirements necessitated by changing industry parameters and to apply the savings from the synergies this Merger creates to reducing debt. The Commission is well aware of the increasing competitive pressures in the electric utility industry and the financial conditions of the Companies. Any delay in effectuating this Merger will simply exacerbate the financial issues that must be addressed in the transition to more competitive markets. In fact, any delay in capturing the savings that can be achieved in this Merger will cause such savings to be lost forever, which not only works to the disadvantage of the Companies, but also their customers.



                         Introduction to the Rate Plan
                         -----------------------------


        The Rate Reduction and Economic Development Plan (hereinafter the "Plan") proposed herein is designed to enhance and accelerate economic development within the Companies' service areas and assure customers of long-term competitive pricing for energy services. This Plan, if adopted as proposed, satisfies the condition of the Merger, and in fact is necessary to accomplish the near and long-term benefits which the Merger is expected to offer customers.

        The Plan attempts to balance the interests of the Companies' customers and FirstEnergy's stockholders by stabilizing rates over a reasonable period in order to encourage overall efficiencies in the Companies' operations, and providing prices to customers that are lower than would otherwise be the case under current rate making practices. During the period the Plan will be in effect (the "Plan Period"), the Companies will substantially reduce their fixed costs, and, equally important, assume the financial risks of failing to do so consistent with the terms and conditions of this Application. Because fixed costs are a primary driver of prices, accelerating the revaluation, amortization and/or depreciation of these costs (without increasing interim prices to customers) will permit the introduction of lower prices to customers at the end of the Plan Period. In addition, the Plan will provide both short-term and long-term rate relief, reducing uncertainty concerning future energy costs for the Companies' customers, and correspondingly fostering economic development within the Companies' service areas. And, it will provide the Companies incentives to promote overall efficiency in controlling operating costs, to improve plant operations, and to optimize fuel procurement and utilization practices. The Plan encourages the Companies to achieve efficiencies during the Plan Period, efficiencies that will remain in place and ultimately, by their existence, also benefit customers at the end of the Plan Period. In effect, the Plan will provide a reasonable means to achieve more competitive electric prices, consistent with the Ohio Energy Strategy. Further, the Plan is similar to Ohio Edison's Rate Reduction and Economic Development Plan which the Commission approved in Case No. 95-830-EL-UNC.

        The Plan consists of four principal elements:

        A. Rate and tariff options including a rate freeze subject to limited exceptions for the Plan Period, from the effective date as herein proposed through December 31, 2005, and a base rate reduction to be effective January 1, 2006;

        B. A freeze in the electric fuel component ("EFC") rate during the Plan Period, subject to limited exceptions;

        C. Modification and continuation of specified regulatory accounting practices; and

        D. The transfer and regulatory treatment of various jurisdictional assets and to permit the accelerated amortization of investment.

        Also, since this Application arises in connection with the Merger discussed herein, FirstEnergy, the Companies and OE propose certain merger-related matters which are primarily designed to assure continued effective State regulation following the Merger and to resolve the issues which are typically raised at the Federal level by State parties.



A.      CONDITION
--      ----------

        The Plan being proposed herein by FirstEnergy on behalf of CEI and TE is subject to consummation of the Merger pursuant to the terms of the Merger Agreement or as such Agreement may be amended by the parties thereto. If for any reason the Merger cannot be completed following approval of the Plan by the Commission herein, then the Plan shall be null and void, and shall have no effect on CEI and/or TE thereafter, and any tariff or other filing made in connection herewith shall be deemed withdrawn. Unless otherwise stated, the Plan Period shall commence at the Effective Time as defined in the Merger Agreement and end December 31, 2005. However, any actions taken by the Companies or either Company prior to the Effective Time of the Merger to implement the Commission recommendations pursuant to Case Nos. 95-299 and 95-300-EL-AIR, et al. shall be credited toward the FirstEnergy Plan set forth herein. Further, if this Plan is approved and the Merger is consummated, this Plan will be deemed to fully satisfy the Commission's asset revaluation recommendations as set forth in Case Nos. 95-299-EL-AIR and 95-300-EL-AIR, et al.



B.      ALLOCATION BETWEEN CEI AND TE
        -----------------------------

        The accounting authority and other matters set forth in the Plan, except where specifically identified by Company, are intended to be applied to the Companies in total. The allocation and time periods for implementation between the Companies shall be determined by FirstEnergy, provided that the rate reductions resulting from the Plan effective January 1, 2006, and the corresponding allocation of the fixed costs to be allocated pursuant to the accounting authority herein requested, shall be in the proportions necessary to support the individual Company's rate reductions, effective January 1, 2006, as provided for herein.



C.      RATE AND TARIFF ISSUES
        ----------------------

        1.      Base Rate Issues
                ----------------

        The Companies will not seek to increase base rates for electric service prior to January 1, 2006, except to provide additional revenues to recover the costs of complying with significant changes in environmental, regulatory or tax laws or regulations, or in the event of a Section 4909.16 ORC emergency that could result in deterioration of financial and/or service quality. Given the length of the Companies' commitment to this rate freeze, such exceptions are necessary to protect the interests of all who have a stake in the continued provision of reliable electric service. The freeze will apply to customers served under TE's

Electric Service Schedules set forth in Exhibit 4 and CEI's Electric Service Schedules set forth in Exhibit 5. For purposes of determining any additional revenues that could be recovered during the Plan Period due to the changes noted above, all reductions in the costs of complying with environmental, regulatory or tax laws or regulations will be used to reduce the additional revenue requirement. Further, notwithstanding the rate freeze proposal herein, if the Ohio General Assembly changes the manner in which electric utilities are taxed, any resulting reduction in such taxes will be used to reduce current rates to reflect such tax reduction.

        Subject to Commission review and approval, the rate freeze proposal does not foreclose changes in rate design that are intended to be revenue neutral within a class, in order to provide the necessary flexibility to meet competitive conditions and/or changed circumstances or customers' requirements that may occur during the Plan Period. For the same reasons, the rate freeze will not prevent the Companies from seeking approval of any special arrangements with customers, or of any other matters for which Commission approval is required. Nothing in this proposal should be construed to reduce the Companies' ability to address customer specific service or price requests through special arrangements or any other rate or service options that become available to customers pursuant to applicable laws and regulations. Under the Plan, however, base rates and EFC charges will not be increased during the period before January 1, 2006, except as set forth herein, even if the Companies were to acquire, build or commit to the construction of new generating facilities, enter into new purchased power arrangements, shutdown, transfer or otherwise dispose of any generating assets currently in rate base, or as a result of the accounting authority herein requested. In addition, the Companies, as part of the Plan, will not seek any deferred accounting treatment for new facilities or purchase power arrangements for new capacity.

        Nothing in this Application shall be construed to affect the right of the OCC, the Commission, or any other person to take action to address questions pertaining to service quality or the adequacy of service rendered by the Companies.

        2.      Transition Rate Credit Program
                ------------------------------

        The Companies propose to make certain tariff changes applicable to residential service and certain general service customers, as specifically set forth below and as fully described in the attached tariff revisions, which would be applicable during the Plan Period and which would provide such customers with significant reductions in energy costs. The transition rate credit program is designed to provide rate relief during the Plan Period, above those related to a freeze of charges, consistent with the strategic objectives of the Plan and the Merger, as well as to avoid the need to review rates during the Plan Period, other than as set forth herein, as the Companies make the changes in their operations to achieve the efficiencies required to satisfy those objectives. The transition rate credits proposed herein, in the aggregate, are estimated to reduce residential and general service customers' charges by approximately $400 million during the Plan Period.


        a.      Economic Development Rates
                --------------------------

        Subject to the other terms and conditions of this Application, CEI proposes to offer a Special Arrangements for Economic Development (SAED) program for new and expanding businesses applicable to General Service customers served under rate schedules which have a demand charge. Under the program, which will be administered consistent with the program of OE, contracts for up to 10 years, but not extending beyond December 31, 2005 without mutual agreement, will be offered to qualifying customers. Such SAED contracts will provide for demand discounts for each year of the contract as follows: 50% - year 1, 40% - year 2, 30% - year 3, and 20% - for any years thereafter through the end of the contract. CEI will seek Commission approval of SAED contracts.

        Also, subject to the other terms and conditions of this Application, TE proposes to extend the period and the discounts under its Economic Development Rider, Rider No. 4A, such that contracts for up to 10 years, but not extending beyond December 31, 2005 without mutual agreement, will be offered to qualifying customers and the discount applicable under the Rider for months 49-60 of 15% would be extended through the end of the contract. TE will seek Commission approval of any contract which extends the period and discount under the Rider.

        b.      Customer Charges - Residential Service
                --------------------------------------

        The Companies propose to reduce the applicable charges within the Residential Service tariffs, on a bills rendered basis, (i) by $3.00 per billing month effective with bills rendered from and after the 210th day following the Effective Time of the Merger through June 30, 2000, (ii) by $4.00 per billing month effective July 1, 2000 through June 30, 2001, and (iii) by $5.00 per billing month effective July 1, 2001 through December 31, 2005. Attached hereto as Exhibits 6 and 7 are tariff riders establishing such discounts for each of the Companies.

        c.      Commercial Tariff Changes
                -------------------------

        The Companies also propose to make certain changes in their tariffs affecting commercial customers. As to TE, the proposed tariff changes set forth in Exhibit 8 will adjust the demand ratchet provision thereof. As to CEI, the proposed tariff changes set forth in Exhibit 9 will correct a part of the allocation resulting from the current tariff design. Such tariffs will be effective as provided for in Exhibit Nos. 8 and 9.


        3.      Earnings Cap
                ------------

        In order for customers to receive additional benefits of the Merger at the earliest practical time, the Companies propose to establish, during the Plan Period, an earnings cap and excess earnings credit rider. By doing so, customers can be assured of receiving the benefits of efficiency improvements, as well as benefits from the Merger, as early as practicable, and can be assured that during the Plan Period no excess earnings resulting from the base rate freeze, the EFC freeze and/or efficiency improvements accrue to the benefit of shareholders. Accordingly, each Company proposes that if for any calendar year commencing with (i) the first full calendar year following the Effective Time of the Merger through calendar year 2001, that Company's return on common equity, excluding any unusual nonoperating charges or gains, determined by reference to total proprietary capital, excluding preferred stock, as of June 30, 1996 of $765,344,933 for TE and $1,081,892,526 for CEI, and for (ii) calendar year 2002 through calendar year 2005, that Company's return on common equity, excluding any unusual nonoperating charges or gains, determined by reference to the total proprietary capital, excluding preferred stock, as reported in FERC

Form 1 as of December 31, for the then current year, exceeds (x) 11.5% for calendar years commencing prior to January 1, 2000, (y) 12.0% for the calendar years 2000 and 2001, and (z) the return on common equity authorized by the Commission in Case Nos. 95-299 and 95-300-EL-AIR of 12.59% for the remainder of the Plan Period, then the full amount of such excess will be refunded to its customers as follows: fust, the excess shall be applied to reduce PIPP arrearages, if any; and, second, any further excess will be applied as a credit pursuant to the attached Base Rate Credit Riders, Exhibits 10 and 11, over the approximate twelve month period following the determination of such excess. A sample calculation of the ROE cap is attached as Exhibit 12. For purposes of this section, all calculations shall be made on an individual Company basis, and the earnings used in the numerator of such calculation shall be as reflected on the regulatory books of the individual Companies.


        4.      Rates Effective January 1, 2006
                -------------------------------

        The Companies propose to file at the Effective Time of the Merger the Residential and General Service tariffs attached hereto as Exhibits 13 and 14, to be effective with bills rendered on and after January 1, 2006. Such tariffs will reduce overall base rates for electric service by $310 million, with a reduction in base rates for residential electric service of 20%, based upon the billing determinants, allocations and other pertinent matters established in the Companies' last base rate case, Case Nos. 95-299 and 95-300-EL-AIR, as they relate to the residential and general service classes. Exhibits 15 and 16 attached hereto summarize the allocation used for these purposes.

        5.      Percentage of Income Payment Plan
                ---------------------------------

        The Companies propose to freeze the current Percentage of Income Payment Plan ("PIPP") rate of 0.0568 cents per kWh for CEI and 0.0561 cents per kWh for TE through December 31, 2000. Thereafter each Company's PIPP rate will be subject to periodic adjustments commencing January 1, 2001 pursuant to Commission rules and orders. If the provisions of Section C-3 above would affect a Company's PIPP rate prior to January 1, 2001, or if under the Commission's rules the PIPP rate should be reduced earlier, then it will be so adjusted at such earlier date notwithstanding the first sentence hereof.


D.      ELECTRIC FUEL CHARGE FREEZE
        ---------------------------

        In order to encourage fuel purchasing and operational efficiency, the Companies propose to freeze the EFC rate until December 31, 2005, subject only to the limited periodic adjustments described below. Based on the Companies' historic EFC relations and variability, the Companies propose that 1.380 cents/kWh in the case of CEI and 1.360 cents/kWh in the case of TE, be used as the EFC rates as of the first normal adjustment date following the Effective Time of the Merger and that such EFC rates remain in effect for a period of one year thereafter.

        Following such one year period, a portion of each Company's EFC rate will be subject to periodic annual positive or negative adjustment to track changes in the GDP Implicit Price Deflator ("GDP") as described below, unless significant changes in environmental, regulatory or tax laws or regulations or in the interpretation or application of such laws or taxes increase or decrease the cost of fuel. Such changes in laws, regulations and/or taxes or in their interpretation or application would be reflected as an adjustment to the EFC rate calculated as proposed herein, net of any reductions or increases in such costs applicable to fuel. The increase or decrease in the EFC, as so determined, shall be calculated annually and shall be based upon the percentage change between the prior calendar year's average GDP and the average GDP for the calendar year preceding that year. The change in the EFC rate so determined each year will be effective with bills rendered on and after each such annual period. The first such adjustment shall be made effective with bills rendered on and after the one year period noted above. The method for determining the EFC rate and the annual average GDP is described in Exhibit 17 hereto. Attached hereto as
Exhibit 18 is the respective Electric Fuel Component Rider each Company proposes be placed in effect. Upon such effective date, the Companies' existing EFC Riders will be deemed withdrawn.

        For purposes of making the calculation described above, only 85% of the then effective EFC rate of each Company will be subject to such annual GDP adjustment. The remaining fifteen percent will not be subject to periodic adjustment but will be added to the adjusted amount to determine the annual EFC rate. In addition to reflecting the cost of fuel, such EFC rate will also be deemed to reflect the costs of, and proceeds from, the sale of unbundled SO2 emission allowances, the costs relating to the system loss component of the EFC, any Ohio Coal Research and Development costs and the reconciliation component. Accordingly, no adjustment shall be made to the EFC rate set forth above for such items during the Plan Period.

        Further, at each Company's first annual adjustment after January 1, 2000, the EFC rate then in effect for the Company shall be reduced to reflect the elimination of

Quarto fixed charges, which amounts to $8.74 million in the case of TE and $13.96 million in the case of CEI. Such reduction shall be determined by dividing the above-identified dollar amounts by the applicable kWh's for the twelve calendar months immediately preceding the adjustment date. The resulting reduced EFC rate for each Company shall then be used as the basis for the annual GDP adjustment. Notwithstanding anything herein to the contrary, neither Company's EFC rate shall exceed 1.465 cents/kWh through the Plan Period.

        The EFC rate determined in this manner represents a reasonable level of recovery of fuel costs to be incurred by the Companies during the Plan Period. It also provides the Companies with the incentive and the flexibility to manage their fuel supplies and their operations to promote overall efficiency and reduce the cost of electric service. Additionally, by fixing the EFC rate, the risk of operations of the Companies' nuclear units, which have lower fuel costs, is shifted totally to the Companies. Accordingly, irrespective of whether such units operate or not, or the level of their performance, the fuel cost benefits of such operations will continue for customers throughout the Plan Period.

        The Companies' discretion and flexibility to manage their fuel procurement policies and practices during this period will be exercised in a manner reasonably responsive to the prevailing economic conditions and in accordance with a "just and reasonable" standard. To the extent that fuel-related activities undertaken during this period affect fuel costs or activities after December 31, 2005, such activities and their effects will be evaluated and applied only on a prospective basis from and after December 31, 2005, i.e., for purposes of making determinations of reasonableness of fuel costs after December 31, 2005, the

Companies agree that such review may include practices occurring prior to that date as they may pertain to EFC rates included in rates after that date.

        To the extent that Sections 4905.301 and 4901.191 ORC require hearings on EFC charges, the Companies request that any audit or review of the Companies' fuel procurement practices and procedures be performed by the Commission staff. Such reviews and hearings would be limited to verification of the calculations and implementation of any adjustments described above. Further, since the performance of the Companies' nuclear units no longer impacts the EFC level, thereby making the nuclear performance standard no longer applicable, the Companies propose that reporting regarding the nuclear performance standard be eliminated except as to the individual nuclear unit's 36-month average performance and the corresponding 36-month industry comparable nuclear unit average performance. Because Section 4905.301 ORC provides that it will not preclude fuel charge mechanisms that create "positive efficiency incentives for minimizing the costs of electric service," it is appropriate for the Commission to find that the EFC mechanism proposed herein will provide for recovery of prudent and reasonable fuel charges and practices, promote efficiency and minimize costs of electric service.


E.      REGULATORY AND ACCOUNTING ISSUES
        --------------------------------

        1.      Accounting Modifications
                -------------------------

        In order to effectuate the Plan, the Companies will need certain regulatory accounting modifications. Accordingly, the Companies propose that they be authorized for regulatory accounting purposes to (i) revalue and/or accelerate amortization of regulatory assets, (ii) revalue generating station investment, and/or (ili) amortize and/or accelerate the amortization or depreciation of costs relating to generating station investment, whether owned outright or pursuant to obligations under sale/leaseback arrangements. Such authority, in parallel with that proposed in Section F herein, should be available whether or not the Companies elect to shutdown, transfer -- by sale, lease, exchange or other devise -- or otherwise dispose of any such generating assets in rate base. If any generating asset in rate base or leased pursuant to a sale/leaseback arrangement is shutdown or transferred or otherwise disposed of, the Companies shall amortize the costs associated with any such transaction and the remaining cost of such assets, net of any associated regulatory assets, on their regulatory books by December 31, 2005.

        Consistent with the Commission's Orders in Case Nos. 95-299-EL-AIR and 95-300-EL-AIR, the revaluation, accelerated amortization and/or depreciation of cost pertains to what is reported on the Companies' regulatory books. Differences may exist on the amounts or timing of such costs recorded on the Companies' books for external financial reporting purposes as compared to regulatory books. For all purposes under this Application and Plan, except as otherwise noted herein, only the matters reflected on the regulatory books of the Companies shall be used and considered.

        For purposes of the accounting authority requested above, regulatory assets include items, such as deferred nuclear unit expenses and interest expenses, and deferred costs relating to SFAS No. 106 and No. 109, all of which have been accumulated on the books of the Companies pursuant to Commission orders and are reflected on Exhibits 19 and 20. In the aggregate, these deferred costs amount to $1,428,020,587 for CEI and $1,039,137,056 for TE as of September 30, 1996. Without subsequent Commission action, the annual normal amortization of such deferred costs as established by the Commission for regulatory purposes shall not be reduced. Also, with respect to SFAS No. 109 deferred costs, the Companies will not accelerate the amortization of such amounts beyond that consistent with other accelerations without prior Commission approval.

        If the accounting authority being requested herein is granted, the Companies agree that they will not seek to include in rates, or otherwise, any amounts that have been revalued, depreciated and/or amortized for regulatory purposes at the time of any such subsequent rate determination, and further agree that by December 31, 2005 they will have reduced their net investment in generating assets, regulatory assets and/or sale/leaseback obligations by an amount at least equivalent to $2 bIllion in rate base, as a result of any asset revaluation, accelerated depreciation and/or amortization herein requested, which is at least sufficient to fully justify the proposed $310 million reduction in base rates to be effective January 1, 2006. The methodology for verifying that the Companies have satisfied the terms hereof is set forth in Exhibit Nos. 21 and 22.

        2. Demand Side Management ("DSM")
           ------------------------------

        The Companies will continue to undertake cost effective residential and general service DSM programs during the Plan Period which the Companies consider appropriate and consistent with the Plan, without deferral of any of the costs, including lost revenues and shared savings, associated with such programs. For purposes of applying for bonus SO2 allowances from the Conservation/Renewables Reserve, the costs of such DSM programs, including lost revenues and shared savings, should be deemed to be included in the rate levels approved by the Commission herein.

        3. Other Accounting Issues
           -----------------------

        If SFAS No.71 is deemed no longer applicable to a portion or all of the Companies' operations, any resulting adjustments for financial reporting purposes would not be recognized on the Companies' regulatory books. In such event, the revaluation, accelerated depreciation and/or amortization in connection with this Application would be recognized on the Companies' regulatory books, and such books would be the basis for any future rate proceeding and/or any other case before the Commission involving determinations of costs.

        4. Other Regulatory Issues
           -----------------------

        While approval of the Plan will not relieve the Companies of any statutory hearing or reporting requirements, the Companies propose that the Commission's Order state that in any such proceeding or review, including but not limited to those pursuant to Sections 4905.301, 4909.191 and chapters 4913 and 4935 ORC, any actions taken by the Companies or either Company consistent with the Plan shall be deemed to be in satisfaction of the requirements of those provisions and any rules promulgated pursuant thereto, and no such proceeding will result in modifications of the Plan or revocations or revisions of any authority granted to the Companies in conjunction with implementation of the Plan. Nothing herein, however, shall preclude the Commission from evaluating the reasonableness and need for a new capacity addition proposed to be constructed by the Companies or either Company in a long-term forecast proceeding. Further, nothing herein shall limit the Companies' ability to request a waiver of certain Commission required filings which may no longer be needed under the Plan. AlsO, because the Plan encourages the Companies to seek operational efficiencies, including efficiencies that may be achieved in managing fuel and other inventories, the Companies propose that to the extent the Companies' Emergency Electrical Procedures would otherwise be applicable, they be interpreted to apply only during periods of fuel shortages resulting from factors other than the absolute size of inventories.

        Prior to March 31 of each year, commencing in the first calendar year following the Effective Time of the Merger, the Companies will file with the Commission a summary of the regulatory accounting transactions recognized by the Companies during the prior calendar year in connection with the accounting authority granted in conjunction with approval of the Plan, and a report concerning their respective returns on common equity as determined under the earnings cap proposed herein.

        During the Plan Period the Companies will also, at least annually, report to the Commission and the Office of the Ohio Consumers' Counsel on the progress being made to reduce fixed costs. The Commission may undertake a review, based upon the report given in the year 2002, to assure that the Companies are making reasonable progress towards achieving the objectives of the Plan, and/or that circumstances have not changed so significantly that there exists a reasonable probability that the reductions in fixed costs contemplated by the Plan may not be achieved. If it is determined by the Commission that the Plan should not be continued as provided above or if the Plan is terminated in whole or in part pursuant to Section H hereof, then the Companies request that the Commission in its Order herein indicate its intention to find in any proceeding that all actions consistent with the Plan taken by the Companies prior to such determination will be considered reasonable through the time period of the original Plan.

        The Companies further agree that they will periodically meet (no less often than annually) with the Staff of the Commission and the Office of the Ohio Consumers' Counsel to discuss their plans and actions in general. At these meetings, which may be requested by either staff at any time, the Companies will consider any issues that may be raised concerning the Companies' plans or service and will attempt to resolve them in a mutually acceptable manner. At these meetings, the Companies will report among other things on the following:

        1. Any actions taken by the Companies to retire or transfer ownership of any generating units, or portions thereof, pursuant to Section F-1 of this Application;

        2. Any actions taken by the Companies pursuant to the accounting authority granted by Section E-1 of this Application;

        3. Any actions taken by the Companies to enter into purchased power agreements pursuant to Section F-2 of this Application; and

        4. Any other significant actions taken by the Companies pursuant to this Application.



F.      DISPOSITION OF ASSETS AND RELATED MATTERS
        -----------------------------------------

        1. Assets
           ------

        In order to minimize fuel costs during the Plan Period, to achieve maximum efficiencies in the operation of its facilities and the provision of electric service, and to permit the revaluation, accelerated depreciation/amortization of assets necessary to justify the January 1, 2006 rate reduction, the Companies may find it necessary to alter their present investments in generating station and related assets. They may do so by selling, transferring, leasing, exchanging, abandoning or otherwise disposing of any such assets. As long as such a disposition or acquisition does not adversely affect the Companies' ability to render adequate and reliable electric service, the Companies should be authorized to engage in such transactions as are necessary to accomplish the objectives of the Plan.

        The Companies therefore propose that to the extent Sections 4905.46 or 4905.48 ORC may apply to any transfer, sale, lease, exchange, abandonment or other disposition of generating station and related assets, the Commission's Order herein provide for approval of such transactions, provided that no such transfer will occur within 45 days of the Commission's Order in this case.
Such approval will apply to any such disposition of assets whether in connection with another electric light company, utility or non-utility subsidiary of the Companies or either of them, or other entity, as long as the limitations relating to service described in the previous paragraph are satisfied. At least 30-days prior to a proposed disposition of assets as set forth above, the Companies will inform the Commission of their intended action and notwithstanding the above, the Commission may by Entry or Order, not later than 15-days before such disposition is scheduled to occur, require the Companies to file for Commission approval prior to the disposition.

        The Companies will provide reports in form and substance satisfactory to the Commission of each such transaction, within thirty days of closing. In any event, each Company will provide on March 31 of each year, a summary of the net changes to its plant account balances during the preceding year to the extent such changes exceed $10 million in any functional classification and result from transactions contemplated under this section. Copies of such reports shall also be provided to the OCC.

        2.      Purchase Power Agreements
                -------------------------

        In conjunction with the redeployment of their generating assets and the need to minimize fuel and other costs of electric service, the Companies may enter into various purchased power agreements. Because the Companies' base rates and EFC levels will be essentially frozen pursuant to the Plan (subject to the limited exceptions described earlier), such agreements will have no impact on the charges to customers for electric service. Therefore, the Companies request that any power purchase arrangement to the extent that it does not extend beyond the Plan Period, and that is made in substitution, replacement for, or as part of a plan to transfer, lease, sell, exchange, retire, dispose of or shutdown any generating station or units, as set forth in Section F-1 above, be authorized and approved by the Commission as reasonable, provided however, that the Commission may review, determine the reasonableness of, and establish the regulatory treatment of, any plan to return in any manner whether by ownership, purchase power agreement or otherwise, any such generating source or equivalent capacity to utility service following the Plan Period.


G.      OTHER COMMITMENTS
        -----------------

        The Companies recognize that it is important to continue and enhance, where appropriate, community service activities and efforts. Accordingly, the Companies propose to continue to offer, as appropriate, their community programs and educational assistance programs, such as speakers, plant tours and resource materials.

        In addition, the Companies propose to establish during the Plan Period the following programs:

        a. An Efficiency and Job Development Program applicable to Industrial and

Commercial customers under which up to (i) $50 million from CEI, with $30 million set aside as set forth below, and (ii) $25 million from TE, with $15 million set aside as set forth below, of loan/lease assistance will be made available to help their business and governmental customers, including local schools engaged in primary and secondary education, become more energy efficient, more competitive generally through the application of more efficient processes, create or maintain jobs within such Company's service area and/or participate in redevelopment projects, including brownfield projects. Under this program, the Companies may use loans, leases and/or other devices, including direct participation in a redevelopment project, or any combination thereof to satisfy the obligation hereunder depending upon the circumstances.

        b. A Residential Efficiency Improvement Program applicable to residential customers under which the Companies will make available up to (i) $20 million from CEI, with $12 million set aside as set forth below, and (ii) $10 million from TE, with $6 million set aside as set forth below, of loan/lease or grants to help residential customers make improvements in energy efficiency and/or to acquire energy efficient HVAC or water heating equipment, and/or to assist in residential community projects generally.

        The Companies believe that making these funds available to improve efficiency, foster job growth, encourage economic development opportunities and enhance quality and productivity of Ohio businesses will be beneficial to their service area and to the State of Ohio generally. The grants, loans and leases, or other options offered above may be provided directly by the Companies or through one or more of their or FirstEnergy's subsidiary companies. Further, since development and efficiency activities or opportunities may not occur evenly throughout the service territories, the Companies reserve the right, notwithstanding the above, to shift a portion of the total $105 million commitment herein as appropriate to recognize the needs of particular areas. The amount of such commitment between the service areas shall not, however, reduce the total commitment in any service area by more than $5 million. Also, the amounts set forth above as "set aside" shall be targeted to central cities, urban/metropolitan areas and/or economically disadvantaged areas.



H.      OTHER REPRESENTATIONS AND CONDITIONS
        ------------------------------------

        The undertakings and commitments of the Companies set forth in parts C-G above are based on certain assumptions about the laws and regulations governing electric light company public utilities. These assumptions include the existing law with respect to obligation to serve, certified service territories, and cost-based rate regulation. Changes in these or other existing fundamental laws may render the Plan inappropriate or impractical. The Companies therefore reserve the right to individually request, and the OCC shall have the right to request, Commission authority to terminate the Plan in whole or in part and any of its commitments or obligations in the event of any such change as to the customers affected; and upon such request the Commission may terminate the Plan as so requested.

        In the event the Plan is terminated pursuant to the paragraph immediately above, or pursuant to Section F-4, the Companies agree that in any subsequent proceeding determining rates and/or stranded investment costs, they, to the extent they have not already reduced fixed costs on their regulatory books by an equivalent amount pursuant to the accounting authority herein requested, will not seek recovery by inclusion in rate base in a rate proceeding, or as part of stranded costs from the affected class (allocated appropriately) of at least the following: (i) $1.350 billion, if the Plan is terminated prior to January 1, 2002 prorated evenly within the period from the Effective Time of the Merger through the end date above; and (ii) $1.35 billion plus the portion of $150 million, prorated evenly within this period from the end date, if the Plan is terminated after December 31, 2001 but prior to January 1, 2005. The Companies agree that the Commission may reflect these reductions in an appropriate rate setting methodology that is in effect at the time.

        Further, if the Plan is terminated, as provided above in this part, due to a change in law or regulation that results in the introduction of competition in the sale of retail electric service, and if the Companies are required to continue to offer bundled residential rates following such change, whether as part of a transition period or otherwise, then the transition rate credits and fuel charges set forth in this Application and the otherwise applicable charges and provisions of the Companies' residential tariffs shall be effective through December 31, 2005. The Companies will work with the OCC and the Staff of the Commission to carry out the intent of this provision, based upon the circumstances at the time, which is to assure that during the Plan Period the credits provided for in Section C(2)(b) will accrue to the benefit of customers being provided bundled residential electric service. Nothing in this paragraph shall preclude the Companies from lowering residential rates due to such changes in law or for any other reason.

        Finally, because the Plan is offered as an integrated and comprehensive program, if the authorizations requested in this Application are not granted in full, or are amended or conditioned in any manner not contemplated herein, the Plan shall be considered withdrawn upon written notice from the Companies within ten days of any such Commission order. Further, if the Commission does not approve this Application by January 31, 1997, it shall be deemed automatically withdrawn.


                             Merger-Related Matters
                             ----------------------

        If the Commission approves the Plan as set forth above, the Companies, Ohio Edison and FirstEnergy (hereinafter in this Merger-Related Matters section, the "Parties") would agree as follows:

        1. That the Ohio Revised Code will continue to apply to each of them and to each of their affiliates or subsidiaries as otherwise applicable, to the extent that they are engaged in activities that are PUCO jurisdictional.

        2. That in any proceeding pending before the PUCO, the Parties will make available to the PUCO and OCC all relevant books, records, employees, and officers of the Parties, and any affiliates or majority-owned subsidiaries of the Parties.

        3. The Parties shall bear the burden of proving in any proceeding that the merger-related savings exceed the merger-related costs. The Parties shall also bear the burden of proving that the cost of service is less than it would have been without the Merger in any proceeding prior to 2001.

        4. That the Parties will serve on the PUCO and the OCC an y filings made with the SEC pursuant to Sections 6, 7, 9(a) and 10 of the Public Utilities Holding Company Act ("PUHCA") of 1935 (which deal with security transactions and acquisitions of securities and utility assets).

        5. That all contracts required to be filed with the SEC between any of the Parties and any affiliate will contain language stating that the Parties will not challenge a PUCO decision regarding the treatment of any expense or allocation incurred or accrued by any of the Parties in or as a result of any contract with any affiliate, on the basis that the expense or allocation has been filed with or approved, directly or indirectly, by the SEC. Any contract without such language is voidable by the PUCO at its discretion.

        6. That the operating agreement to be filed with the FERC will contain language stating that the recovery in retail rates of the costs associated with
(i) any new MWs of capacity assigned pursuant to the agreement or by FERC action, (ii) any new transmission facilities, and (iii) SO2 emission allowances, or other allowances that may arise in the future and/or any environmental compliance costs, will be determined by the PUCO exclusively for Ohio jurisdictional purposes, in accordance with applicable Ohio law.

        7. That any "affiliate contract", operating agreement or service agreement between or among the Parties, including any amendments thereto, that must be filed with the SEC or the FERC will contain language that requires the filing of the contract or amendment with, and the approval of, the PUCO as to matters within its jurisdiction before such contract or amendment is effective. The Parties will endeavor to provide a draft of any such contract or amendment to the PUCO and the OCC prior to the filing with the SEC or the

FERC. The PUCO may reject, approve or suggest modifications of any such agreements to the extent that it affects matters under the PUCO's jurisdiction. The Parties will in good faith attempt to address the issues raised by the PUCO's review, and agree that any such contract or amendment will be withdrawn, amended, modified, or terminated depending upon the circumstances, if it is practicable for the Parties to do so.

        8. In connection with the initial service and/or operating agreements which will be proposed as a part of the Merger, the Parties further agree to work with the PUCO and the OCC to develop mutually acceptable agreements which address concerns such parties may have relating to matters within the jurisdiction of the PUCO. Further, to the extent the filing of any such agreement with the SEC or the FERC takes place prior to the PUCO and the OCC having a full opportunity to review such agreement, the Parties agree to modify and/or amend such agreement as set forth above and as a result of the review prior to such agreement being effective.



                                   Conclusion
                                   ----------

        The Plan and the Merger Related-Matters represent the Companies' attempt to put in place a comprehensive program designed to address many of the concerns raised by customers and shareholders. It is innovative, will promote the operational and functional efficiency of the Companies, and by providing reduced and stable rates, will help the economy of the Companies' local service area. Further, the Plan deals aggressively with issues which will permit more competitive pricing for energy services, consistent with the objectives of the Ohio Energy Strategy, without shifting cost responsibility between various customer classes. As a package, it will reduce electric rates below what they would have otherwise been, providing benefits to all of the Companies' customers, while balancing the opportunity to maintain a reasonable return to shareholders. Accordingly, the Companies urge the Commission to approve this Application as a whole without change, and to do so in an expeditious fashion so that the benefits to be provided by the Plan can be realized as soon as possible, subject only to the completion of the Merger.



                               FIRSTENERGY CORP.

                                On behalf of:
                                Ohio Edison Company
                                The Cleveland Electric Illuminating Company
                                The Toledo Edison Company


                                By /s/ W.R. Holland
                                  -------------------------
                                W.R. Holland, President
                                FirstEnergy Corp.
                                76 South Main Street
                                Akron, Ohio 44308


Attorney for Applicant:

/s/ Leila L. Vespoli
-------------------------
Leila L. Vespoli
Senior Attorney

Ohio Edison Company
76 South Main Street
Akron, Ohio 44308
330-384-5800